130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE
April 5, 2016	No. 16-06

Avalon Completes Pilot Plant Processing of Bulk Sample from
Separation Rapids Lithium Project, Kenora, Ontario

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to provide a progress report on process development work for its Separation Rapids Lithium Project, Kenora Ontario (the “Project”). Pilot processing of a bulk sample of the ore has successfully produced one tonne of high purity lithium mineral concentrate (petalite) that meets target specifications. Approximately 300kg will be used for further process development work toward defining a flowsheet for production of a high purity lithium chemical for battery applications. Preliminary work is already underway and scheduled for completion in June, 2016 with further piloting of the process planned for later in 2016. The remainder of the concentrate will be shipped to potential customers in the glass industry who have requested product samples for evaluation in glass-ceramic applications.

The bulk sample pilot plant was conducted at metallurgical facilities in Germany under the direction of Dorfner Anzaplan GmbH, Germany (“Anzaplan”), a specialist in industrial minerals process development. The flow sheet employs magnetic separation and froth flotation processes that are a significant improvement on the process originally developed and patented by Avalon in 1998-99 to produce a petalite concentrate for glass-ceramics. The concentrate produced meets customer expectations on lithium content and purity, assaying 4.0% Li2O and less than 0.01% Fe2O3. The work was supervised by Avalon’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh.

The lithium chemical process development work will test a hydrometallurgical flowsheet conceived by Avalon for the production of battery grade lithium hydroxide, (the product now preferred by many battery manufacturers) directly from petalite. The proposed process results in efficient use of reagents through re-cycling and generates minimal waste material. The results from this work will be used to generate a Preliminary Economic Assessment (“PEA”) scheduled for completion this summer. The ability to produce battery grade lithium carbonate was previously demonstrated during initial testwork carried out in 2015 (See the Company’s News Release dated October 8, 2015).

Future Plans

The PEA is currently being compiled based on the resource as defined during the original drilling programs conducted by Avalon in 1997-2001. At currently anticipated production rates this would provide sufficient resources for a minimum 10 year operating life. The resource remains open to depth and along strike for expansion and a summer exploration drilling program is currently being planned to delineate additional lithium resources.

Following the completion of the PEA this summer, Avalon intends to proceed into a full feasibility study along with environmental assessment work with a target date for completion in Q2 2017.

In the meantime, the Company is studying alternatives for delivery of clean, low-cost power to the project site and alternative locations for the hydrometallurgical plant to produce the proposed lithium hydroxide product for the battery industry.

Potential By-Products

Because of the unique composition of the Project’s lithium ore, the deposit has the potential for recovery of several valuable by-products including high purity silica, feldspar and tantalum. Testwork at Anzaplan to define precise by-product specifications and the required process flowsheets to produce them is ongoing. By-product recovery has the potential to significantly increase revenues and decrease the amount of waste material produced.

Recent work has resulted in the discovery that a high quality silica product can be recovered from the petalite flotation tailings. Investigations are currently underway to determine the viability of upgrading such a product to potential semi-conductor applications, telecommunications and microelectronics, with a current market price in the range of US$4,000 to $8,000 per tonne. Results of these investigations are expected by late June.

Further, the feldspars in the ore, when finely ground, exhibits similar properties to nepheline syenite which is widely used as paint filler, a flux in the glass making industry, ceramic glazes and as an anti-block agent in clear waste disposal bags. Initial testwork has yielded a feldspar product that compares favourably to nepheline syenite products currently available in the market. Lastly, the magnetics fraction offers potential for further treatment to recover tantalum, niobium and additional lithium for the hydrometallurgical plant, which is also being investigated.

The technical information included in this news release has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. (formerly Avalon Rare Metals Inc.) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that approximately 300kg [of petalite] will be used for further process development work toward defining a flowsheet for production of a high purity lithium chemical for battery applications, that preliminary work is scheduled for completion in June, 2016 with further piloting of the process planned for later in 2016, that the remainder of the concentrate will be shipped to potential customers, that the flow sheet employs magnetic separation and froth flotation processes that are a significant improvement on the process originally developed and patented by Avalon in 1998-99, that the lithium chemical process development work will test a hydrometallurgical flowsheet conceived by Avalon, that the results from this work will be used to generate a Preliminary Economic Assessment (“PEA”) scheduled for completion this summer, that a summer exploration drilling program is currently being planned to delineate additional lithium resources, that following the completion of the PEA this summer, Avalon intends to proceed into a full feasibility study along with environmental assessment work with a target date for completion in Q2 2017, that the deposit has the potential for recovery of several valuable by-products including high purity silica, feldspar and tantalum, that by-product recovery has the potential to significantly increase revenues and decrease the amount of waste material produced, that the results of [the silica] investigations are expected by late June and that the magnetics fraction offers potential for further treatment to recover tantalum, niobium and additional lithium for the hydrometallurgical plant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.